Exhibit 99.1

Okeanis Eco Tankers Corp. – Key Information relating to Q2 2024 dividend

ATHENS, GREECE, August 9, 2024 - Okeanis Eco Tankers Corp. (“OET” or the “Company”) (NYSE: ECO / OSE: OET), announced today that the Company's board of directors (the “Board”) has declared a dividend on its common shares, which is classified as a return of capital for accounting purposes (the “Dividend”).

Due to implementation of the Central Securities Depository Regulation (“CSDR”) in Norway, shareholders who hold shares registered in Euronext Securities Oslo, the central securities depository in Norway (“VPS”) should please note the information on the payment date to the shares registered in VPS below.

Since May 28, 2024, the New York Stock Exchange (“NYSE”) has been settling its trades on a T+1 basis, while the Oslo Stock Exchange (“OSE”) continues to settle its trades on a T+2 basis. As a result, there will be different ex-dividend dates between the two exchanges, as set out below.

Key information relating to the Dividend:

•	Dividend amount: USD 1.10 per common share.

•	Declared currency: USD. Dividends payable to common shares registered in the Euronext VPS will be distributed in NOK.

•	Date of Board approval: August 8, 2024.

•	Last day including right OSE: August 19, 2024, the last date on which the Company’s common shares trading on the OSE will include the entitlement to the Dividend.

•	Last day including right NYSE: August 20, 2024, the last date on which the Company’s common shares trading on the NYSE will include the entitlement to the Dividend.

•	Ex-date OSE: August 20, 2024, the date on which the Company’s common shares will begin trading on the OSE without the entitlement to the Dividend.

•	Ex-date NYSE: August 21, 2024, the date on which the Company’s common shares will begin trading on the NYSE without the entitlement to the Dividend.

•	Record date OSE and NYSE: August 21, 2024.

•	Payment date: September 5, 2024. Due to the implementation of CSDR in Norway, the Dividend payable on common shares that are registered in the Euronext VPS is expected to be distributed to Euronext VPS shareholders on or about September 10, 2024.

The Company encourages you to contact your bank, broker, nominee or other institution if you have any questions regarding the mechanics and timing of having the Dividend attributable to your common shares credited to your account.

Contacts

Company:

Iraklis Sbarounis, CFO

Tel: +30 210 480 4200

ir@okeanisecotankers.com

Investor Relations / Media Contact:

Nicolas Bornozis, President

Capital Link, Inc.

230 Park Avenue, Suite 1540, New York, N.Y. 10169

Tel: +1 (212) 661-7566

okeanisecotankers@capitallink.com

About OET

OET is a leading international tanker company providing seaborne transportation of crude oil and refined products. The Company was incorporated on April 30, 2018 under the laws of the Republic of the Marshall Islands and is listed on Oslo Børs under the symbol OET and the New York Stock Exchange under the symbol ECO. The sailing fleet consists of six modern scrubber-fitted Suezmax tankers and eight modern scrubber-fitted VLCC tankers.

Forward-Looking Statements

This communication contains “forward-looking statements”, including as defined under U.S. federal securities laws. Forward-looking statements provide the Company’s current expectations or forecasts of future events. Forward-looking statements include statements about the Company’s expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts or that are not present facts or conditions. Words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “hope,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “should,” “will” or similar words or phrases, or the negatives of those words or phrases, may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. Forward-looking statements are subject to known and unknown risks and uncertainties and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward-looking statements. The Company’s actual results could differ materially from those anticipated in forward-looking statements for many reasons, including as described in the Company’s filings with the U.S. Securities and Exchange Commission. Accordingly, you should not unduly rely on these forward-looking statements, which speak only as of the date of this communication. Factors that could cause actual results to differ materially include, but are not limited to, the Company's operating or financial results; the Company's liquidity, including its ability to service its indebtedness; competitive factors in the market in which the Company operates; shipping industry trends, including charter rates, vessel values and factors affecting vessel supply and demand; future, pending or recent acquisitions and dispositions, business strategy, areas of possible expansion or contraction, and expected capital spending or operating expenses; risks associated with operations; broader market impacts arising from war (or threatened war) or international hostilities; risks associated with pandemics (including COVID-19), including effects on demand for oil and other products transported by tankers and the transportation thereof; and other factors listed from time to time in the Company's filings with the U.S. Securities and Exchange Commission. Except to the extent required by law, the Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based. You should, however, review the factors and risks the Company describes in the reports it files and furnishes from time to time with the U.S. Securities and Exchange Commission, which can be obtained free of charge on the U.S. Securities and Exchange Commission’s website at www.sec.gov.

This information is published in accordance with the requirements of the Continuing Obligations.